[TPIC LETTERHEAD]

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Triton Pacific Investment Corporation, Inc. File No. 333-174873

Ladies and Gentlemen:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1.	A copy of the Company’s Fidelity Bond in the amount of $75,000 (the “Bond”); and

2.	A copy of the resolutions approved at the September 12, 2013 meeting of the board of directors of the Company at which a majority of the directors who are not “interested persons” of the Company as defined under Section 2(a)(19) of the 1940 Act ratified the amount, type, form and coverage of the Bond.

The premium was paid for the period beginning August 10, 2013 and ending August 10, 2014.

If you have any questions regarding this submission, please do not hesitate to call me at (310) 943-4990.

Very truly yours,

/s/ Michael Carroll
Michael Carroll, Chief Financial Officer

Resolutions Approving the Company’s Fidelity Bond at the September 12, 2013 Meeting of the Company’s Board of Directors

RESOLVED, that the Board of Directors of the Fund (the “Board”), including all of those Directors who are not considered to be “interested persons” of the Fund as defined in the Investment Company Act of 1940, as amended (the “Independent Directors”) (the “1940 Act”), hereby determines that the fidelity bond written by Federal Insurance Company (a member of the Chubb Group of Insurance Companies) in the amount of $75,000 covering the officers and employees of the Fund (the “Bond”), in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the expected value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund, and the nature of the securities in the Fund; and it is

FURTHER RESOLVED, that the Board hereby finds that the Bond for the policy year ending August 10, 2014 and the payment of a premium of $2,375 to be paid by the Fund under the Bond be, and hereby is, ratified and approved by vote of the Board, including all of the Independent Directors, taking all relevant factors into consideration; and it is

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based on the value of the Fund’s assets and to enable the Fund to remain in compliance with the 1940 Act and the rules promulgated thereunder; and it is

FURTHER RESOLVED, that the Secretary of the Fund or his delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act; and it is

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Fund and on its behalf, as they, or any one of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1.	Named of Assured:	Triton Pacific Investment Corporation Inc
	Address:	10877 Wilshire Boulevard Floor 12 Los Angeles, California 90024

2.	Producer:	Lockton Companies, LLC.
	Attn:	Kelly Grover
	Address:	725 S Figueroa St 35 Fl Los Angeles, CA 90017

3.	Bond Number:	8234-1021

4.	Bond Type/Form No.:	Financial Institution Investment Company Asset Protection Bond (Ed. 5-98) Form 17-02-1421

5.	Term of Binder:	From: 12:01 a.m. on	08/10/2013
		To: 12:01 a.m. on	09/10/2014

6.	Bond Period:	From: 12:01 a.m. on	08/10/2013
		To: 12:01 a.m. on	08/10/2014

7.	Limits of Liability:

Insuring Clause	Limits of Liability	Deductible Amount

1. Employee	$75,000	$ 0
2. On Premises	$75,000	$ 0
3. In Transit	$75,000	$ 0
4. Forgery or Alteration	$75,000	$ 0
5. Extended Forgery	$75,000	$ 0
6. Counterfeit Money	$75,000	$ 0
7. Threat to Person	$75,000	$ 0
8. Computer System	$75,000	$ 0
9. Voice Initiated Funds Transfer Instruction	$75,000	$ 0
10. Uncollectible Items of Deposit	$75,000	$ 0
11. Audit Expense	$75,000	$ 0

8.	Endorsements:
14-02-9228 Compliance with Applicable Trade Sanction
17-02-2437 Deleting Valuation
17-02-0735 Premium Endorsement
14-02-19726 Pro Rata Endorsement
14-02-12160 Important Notice to Insured (SEC)
10-02-1281 Terrorism Notice
10-02-1295 Important Notice to Policyholder

9.	Premium: $2,375	(1 Year Prepaid Premium)
Due 45 days once coverage is bound.

10.	Commission Payable: 15.0%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity’s listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

1.  Nothing required at this time – thank you.

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured’s claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of July 2, 2013 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb Group of Insurance Companies (Chubb). If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By:		Date:	August 7, 2013
Authorized Representative

OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”) effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy’s annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.